UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-41919

CCSC Technology International Holdings Limited

1301-03, 13/f Shatin Galleria, 18-24 Shan Mei St
Fotan, Shatin, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

On January 17, 20234, CCSC Technology International Holdings Limited (the “Company” or “CCTG”) entered into an underwriting agreement (the “Underwriting Agreement”) with Revere Securities, LLC (“Revere”), as the representative of the underwriters listed on Schedule 1 to the Underwriting Agreement, relating to the Company’s initial public offering (the “IPO”). On January 22, 2024, the Company, Revere, and Wilmington Trust, National Association, as escrow agent (the “Escrow Agent”), also entered into an escrow agreement with respect to the deposit of $200,000 of the offering proceeds into an escrow account held by the Escrow Agent to cover possible indemnification claims against the underwriters for a period of 12 months commencing from the closing of the offering, pursuant to the Underwriting Agreement.

On January 22, 2024, the Company closed its IPO of 1,375,000 ordinary shares, par value $$0.0005 per share (the “Ordinary Shares”), pursuant to certain registration statements on Form F-1 (File Nos.333-270741 and 333-276545), which were declared effective by the U.S. Securities and Exchange Commission on December 28, 2023 and January 17, 2024, respectively. The Ordinary Shares were priced at $4.00 per share and the IPO was conducted on a firm commitment basis. The Ordinary Shares commenced trading under the symbol “CCTG” on the Nasdaq Capital Market on January 18, 2024.

The Company issued press releases announcing the pricing and closing of the IPO on January 17, 2024 and January 22, 2024, respectively. A copy of each press release is furnished hereto as Exhibit 99.1 and Exhibit 99.2, respectively, which are incorporated by reference herein.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CCSC TECHNOLOGY INTERNATIONAL HOLDINGS LIMITED

Date: January 23, 2024	By:	/s/ Kung Lok Chiu
	Name:	Kung Lok Chiu
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
1.1	Underwriting Agreement dated January 17, 2024
1.2	Escrow Agreement dated January 22, 2024
99.1	Press Release on Pricing of the Company’s Initial Public Offering
99.2	Press Release on Closing of the Company’s Initial Public Offering

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